FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 10, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX acquires Molybdenum/Tungsten Property in Lander County, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has entered into an Option Agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from  Energex, LLC, a Nevada corporation.

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s. The property is comprised of 162 claims located 20 miles north of the town of Austin, Nevada.  Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the project.  The Cadro Pluton appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

Freeport drilled 17 rotary and core holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units. The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and highlights included:

Drill Hole

Interval

Width

Grade

Rw 80-2, 81-2c

600-650 feet

50 feet

0.053% MoS2

800-900 feet

100 feet

0.047% MoS2

Rw 80-7

100-350 feet

250 feet

0.105% MoS2

Rw 81-11c

150-350 feet

200 feet

0.052% MoS2

Rw 81-13c

550-800 feet

250 feet

0.052% MoS2

1650-1700 feet

50 feet

0.055% MoS2

Rw 81-14c

600-650 feet

50 feet

0.051% MoS2

Historically, the property had been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and the best intercept encountered was 40 feet of 0.66% MoS2.   Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes.   Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of he original assay sheets are available.  Exploration will be conducted to further the known mineralization and confirm previous work.

The terms of the Option Agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.)

First anniversary of Effective Date

$25,000 (U.S.)

Second anniversary of Effective Date

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

Energex, LLC is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

The reports by Freeport and Houston Oil and Minerals are not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Arizona, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   October 5, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director